SECU SSION

06003064

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2006 WASH. D.C. 152 SECTION PROCESSING

SEC FILE NUMBER
8- 51041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENTREE BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 MARKET STREET; SUITE 1420
(No. and Street)

PHILADELPHIA, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WARREN WEST 215-569-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON,LLP
(Name – *if individual, state last, first, middle name*)

2001 MARKET ST.; 2 COMMERCE SQ; PHILADELPHIA, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WARREN WEST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENTREE BROKERAGE SERVICES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sandra Finkle 2/28/06

Notary Public

NOTARIAL SEAL
SANDRA FINKLE
Notary Public
PHILADELPHIA CITY, PHILADELPHIA COUNTY
My Commission Expires May 27, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Greentree Brokerage Services, Inc.

December 31, 2005

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Greentree Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Greentree Brokerage Services, Inc., as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Greentree Brokerage Services, Inc., as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 20, 2006

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

GREENTREE BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2005

ASSETS	
Cash	$ 140,416
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organization	74,918
Furniture and equipment, net	41,876
Deposits	17,568
Other assets	10,649
Total assets	$ 385,427
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 80,204
Total liabilities	80,204
Stockholders' equity	
Common stock, no par value, authorized 1,000 shares, 863 shares issued and outstanding	575,690
Accumulated deficit	(186,467)
Loan receivable from officer	(84,000)
Total stockholders' equity	305,223
Total liabilities and stockholders' equity	$ 385,427

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Operations

Year ended December 31, 2005

Revenues	
Commissions	$ 1,283,528
Interest income	8,300
Total revenues	1,291,828
Expenses	
Employee compensation and benefits	487,064
Brokerage expenses	252,286
Communications and data processing	51,995
Regulatory fees	6,201
Professional fees	46,263
Management fee - officer/stockholder	30,000
Occupancy	106,939
Business development	36,966
Other	299,213
Total expenses	1,316,927
Loss before income taxes	(25,099)
Income tax benefit	10,000
Net loss	$ (15,099)

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2005

	Common stock	Accumulated deficit	Loan receivable from officer	Total
Balance at January 1, 2005	$ 575,690	$ (171,368)	$ -	$ 404,322
Net loss	-	(15,099)	-	(15,099)
Loan to purchase stock	-		(84,000)	(84,000)
Balance at December 31, 2005	$ 575,690	$ (186,467)	$ 84,000)	$ 305,223

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (15,099)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	29,830
Change in operating assets and liabilities	
Receivable broker-dealers and clearing organization	(6,455)
Other assets	(9,203)
Accounts payable and accrued expenses	(89,141)
Net cash used in operating activities	(90,068)
Cash flows from financing activities	
Issuance of loan for purchase of stock	(84,000)
Net cash used in investing activities	(84,000)
Net decrease in cash	(174,068)
Cash at beginning of year	314,484
Cash at end of year	$ 140,416

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Notes to Financial Statements

December 31, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greentree Brokerage Services, Inc. (the Company) is a Delaware corporation. The Company is an introducing broker providing execution services to institutional investors. The Company is a registered broker-dealer with the Securities and Exchange Commission and is registered with the Pennsylvania Securities Commission. The Company is a member of National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation.

1. Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Deposit with Clearing Organization

The Company maintains a $100,000 interest bearing account with its clearing agent. This account is not insured by the FDIC.

3. Securities Transactions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

4. Income Taxes

Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The primary temporary differences are net operating loss carryforwards.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets.

6. Advertising Cost

All advertising costs are expensed as incurred.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker are positions carried by and amounts due from this clearing broker.

NOTE C - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Office equipment	5 to 7 years	$ 119,063
Office furniture	5 to 7 years	31,737
		150,800
Less accumulated depreciation		108,924
		$ 41,876

NOTE D - INCOME TAX BENEFIT

The components of income tax benefit are as follows:

Current	$ 10,000
Deferred	-
	$ 10,000

The income tax benefit resulted from the application of a net operating loss carryback. No provision or liability for federal or state income taxes has been included in these financial statements due to the operating loss for 2004. At December 31, 2004, the Company has a net operating loss carryforward of approximately $150,000, expiring in 2024, available to reduce future taxable income. No income tax benefit has been recorded for this item, due to management's view of the uncertainty of the realization of such benefit.

NOTE E - COMMITMENTS

The Company leases office space through 2010 with no renewal option. In addition to base rent, the Company is responsible for certain common area expenses. Rent expense for the year ended December 31, 2005 was $77,109. The future approximate minimum annual rental payments are as follows at December 31, 2005:

2006	$ 79,000
2007	80,000
2008	82,000
2009	84,000
2010	35,000
	$ 360,000

NOTE F - BENEFIT PLAN

The Company established a 401k plan that covers substantially all of its employees. Under the plan, all employees are eligible to contribute up to 100% of their annual salary with the Company matching a discretionary annual amount. The Company did not match any contributions for the year ended December 31, 2005. The Plan was terminated as of December 31, 2005.

NOTE G - RELATED PARTY TRANSACTIONS

The Company pays one of its stockholders a management fee from time to time. A formal agreement has not been executed. Payments are based upon the Company's current ability to pay fees. For the year ended December 31, 2005, the Company paid this stockholder $30,000.

Presented net of equity is a loan that was made to an officer of the Company in the amount of $84,000 for the purchase of Company stock during 2005. The loan is interest free and is due in full on December 31, 2007. The loan is collateralized by a pledge of 182 shares of the Company's stock.

During 2005, one share of stock was issued to the spouse of a current stockholder to facilitate the issuance of a subordinated loan to the Company in the amount of $170,000. As of December 31, 2005, the Company was still awaiting approval of this transaction by the National Association of Securities Dealers. Therefore, the subordinated debt was not issued to the Company.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness (at December 31, 2005). Net capital was $319,779, which was $314,432 in excess of net required net capital of $5,347.

NOTE I - RESERVE REQUIREMENTS

As of December 31, 2005, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2005. Therefore, the Company had no items to report under Rule 15c-3-3.

NOTE J - CONTINGENCIES

In the ordinary course of business, claims are made against the Company from time to time for alleged damages in connection with its operation for which the Company maintains insurance. In the opinion of management, the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

SUPPLEMENTAL INFORMATION

GREENTREE BROKERAGE SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2005

Net capital	
Total stockholders' equity	$ 305,223
Additions	
Allowable assets	
Loan receivable from officer	84,000
Total additions	84,000
Deductions and/or charges	
Nonallowable assets	
Furniture and equipment	41,876
Other assets	27,568
Total deductions	69,444
Net capital	319,779
Aggregate indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued expenses	80,204
Total aggregate indebtedness	80,204
Computation of basic net capital requirement	
Minimum net capital required	5,347
Net capital requirement	5,347
Excess net capital	$ 314,432
Excess net capital at 1,000%	$ 311,759
Aggregate indebtedness to net capital	25.08%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

GREENTREE BROKERAGE SERVICES, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005

As of December 31, 2005, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2005. Therefore, the Company had no items to report under Rule 15c3-3.